Mail Stop 4561

June 17, 2008

Li Kunwu
Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

> **Re:** **China VoIP & Digital Telecom, Inc.**
> **Form 10-KSB for the Year Ended**
> **December 31, 2007**
> **Filed April 8, 2008**
> **Form 10-QSB for the Quarter Ended**
> **March 31, 2008**
> **filed May 15, 2008**
> **File No. 333-131017**

Dear Mr. Kunwu:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB & 10-KSB/A for the Year Ended December 31, 2007 filed April 9, 2008 & May 27, 2008, respectively

Item 8A. Controls and Procedures

Management's Report on Internal Controls over Financial Reporting

1.   We note that management's report on internal controls over financial reporting included in your Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2007 does not include all of the required disclosures pursuant to Item 308T (a) and (b) of Regulation S-B. Specifically, please amend your Form 10-KSB to include the following disclosures:

   - A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as such term is defined in Exchange Act Rule 13a-15(f);
   - A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

2.   Further, we note your statement, "the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs." Please explain further the purpose for this statement as it appears to imply that the Company's controls have been impacted by limited available funds. Alternatively, please consider removing this disclosure to avoid any confusion regarding the effectiveness of your internal controls over financial reporting.

Exhibit 31.1

3.   We note that the certifications included in your December 31, 2007 Form 10-KSB and your March 31, 2008 Form 10-QSB do not include all of the required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. We further note that your 10-KSB/A for the year ended December 31, 2007 filed on May 27, 2008 does not include the certifications required by Exchange Act Rule 13a-14(a). Please amend your Form 10-KSB and Form 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures as follows:

- Please move the statement "I have reviewed this annual report on Form 10-KSB of China VoIP & Digital Telecom, Inc." from the opening line item and label it as paragraph 1.
- Please remove the reference to the "annual" report in your current paragraph 1 and instead reference the "period covered by this report";
- Please revise the current paragraph 3 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f);
- Please include a statement (as item (b) under your current paragraph 3) that the certifying officers have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

Form 10-QSB for the Quarter Ended March 31, 2008 filed May 15, 2008

Item 4T. Controls and Procedures

4.   Please confirm that the Company evaluated the effectiveness of your internal controls over financial reporting at March 31, 2008 or revise to remove your discussion of such evaluation and limit your disclosures to a discussion of the changes in internal control over financial reporting during the last quarter pursuant to Item 308T(b) of Regulation S-K.

5.   Further, we note that the Chief Executive Officer and Chief Accounting Officer have not concluded on the effectiveness of your disclosure controls and procedures as of the period covered by the report. Please amend your 10-Q to address the disclosures required by Item 307 of Regulation S-K.

6.   Please note that when the Company amends the March 31, 2008 Form 10-QSB, you should file on Form 10-Q/A pursuant to SEC Release No. 33-8876. See also additional guidance on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Li Kunwu
China VoIP & Digital Telecom, Inc.
June 18, 2008
Page 4

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, or me at (202) 551-3499 if you have questions regarding the above comments.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief